UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
Tyra Biosciences, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,939

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,939

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 51,080,279 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 477,288 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to Pre-Funded Warrants held by a fund managed by BCM to purchase a total of 2,000,237 shares of Common Stock, which Pre-Funded Warrants are subject to the Conversion Limit. See Item 4.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,548,905*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,548,905*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,548,905*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 477,288 shares of the Issuer’s Common Stock subject to warrants exercisable within the next 60 days, subject to the Conversion Limit.
** Based on 51,080,279 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 477,288 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to Pre-Funded Warrants held by a fund managed by BCM to purchase a total of 2,000,237 shares of Common Stock, which Pre-Funded Warrants are subject to the Conversion Limit. The Reporting Persons beneficially own less than 5% of the outstanding shares of Common Stock.

CUSIP No. 90240B106
1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,504,966*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,504,966*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,504,966*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* Includes 477,288 shares of the Issuer’s Common Stock subject to warrants exercisable within the next 60 days, subject to the Conversion Limit.
** Based on 51,080,279 shares of the Issuer’s Common Stock outstanding, which is (i) 50,602,991 shares of the Issuer’s Common Stock outstanding as of November 4, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 7, 2024, plus (ii) 477,288 shares of Common Stock that may be acquired by the Reporting Persons within the next 60 days pursuant to Pre-Funded Warrants held by a fund managed by BCM to purchase a total of 2,000,237 shares of Common Stock, which Pre-Funded Warrants are subject to the Conversion Limit. See Item 4.

This amendment (this “Amendment No. 6”) further amends and supplements the statement on Schedule 13D filed on September 24, 2021 (the “Original Filing”) by MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and certain other persons with respect to the Common Stock, par value $0.0001 (the “Common Stock”) of Tyra Biosciences, Inc. (the “Issuer”), as previously amended on June 16, 2022 (“Amendment No. 1”), February 8, 2024 (“Amendment No. 2”), October 15, 2024 (“Amendment No. 3”), October 22, 2024 (“Amendment No. 4”), and November 19, 2024 (“Amendment No. 5”). In Amendment No. 3, Boxer Capital Management, LLC (“BCM”) adopted the Original Filing, as previously and then amended, as its statement on Schedule 13D with respect to the Common Stock. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby.  For purposes of this Amendment No. 6, the term “Reporting Persons” is defined collectively as BCM, MVA Investors and Mr. Davis.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On December 4, 2024, BCM delivered to the Company a notification on behalf of a fund it manages that such fund had elected, pursuant to Section 11 of the Pre-Funded Warrants (which otherwise entitle the holder to purchase an aggregate of 2,000,237 shares of Common Stock), to decrease the Conversion Limit from 9.99% to 4.99% for each of the Pre-Funded Warrants.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages.

Item 5(c) is hereby amended by the addition of the following:

(c) The disclosure set forth above in Item 4 above is hereby incorporated herein.

Item 5(e) is hereby amended by the addition of the following:

(e) As of December 4, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  December 6, 2024.
AARON I. DAVIS
/s/ Aaron I. Davis
Aaron I. Davis, Individually

MVA INVESTORS, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Managing Member